SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Venus Concept Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92332W204

(CUSIP Number)

Matthew Girandola

Chief Compliance Officer

330 Madison Avenue – Floor 33

New York, NY 10017

(646) 560-5490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92332W105	13D/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS MADRYN ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,785,809 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,785,809 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,809 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 92332W105	13D/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 660,708 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 660,708 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,708 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92332W105	13D/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,125,101 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,125,101 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,101 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92332W105	13D/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,785,809 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,785,809 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,809 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92332W105	13D/A	Page 6 of 12 Pages

EXPLANATORY NOTE

This Amendment No. 5 amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on December 18, 2020 (as amended to date, this “Schedule 13D”). On May 11, 2023, the Company (as defined below) effected a reverse stock split (the “Reverse Stock Split”) of the Company’s Common Stock (as defined below) at a ratio of 15:1. The share and per share amounts reported in this Schedule 13D give effect to the Reverse Stock Split for all periods presented herein, except as otherwise noted.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 235 Yorkland Blvd, Suite 9, Toronto, Ontario M2J 4Y8.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Madryn Asset Management, LP (“Madryn”)	Delaware
Madryn Health Partners, LP (“Health Partners LP”)	Delaware
Madryn Health Partners (Cayman Master), LP (“Cayman Master LP” and, together with Health Partners LP, the “Funds”)	Cayman Islands
Madryn Health Advisors, LP (“Advisors”)	Delaware

(b)	The principal business and principal office address for each of the Reporting Persons is 330 Madison Avenue – Floor 33, New York, NY 10017.

(c)(f) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Madryn	Investment advisor of the Funds
Health Partners LP	Investment Fund
Cayman Master LP	Investment Fund
Advisors	General partner of the Funds

A list of Madryn’s directors, executive officers and managers (collectively, the “Covered Persons”) is set forth below. To the knowledge of the Reporting Persons, each of the Covered Persons that is a natural person is a United States citizen. Other than as set forth below, none of the Reporting Persons have appointed any executive officers or directors:

Name	Principal Occupation
Avinash Amin	Member
John Ricciardi	Chief Financial Officer/Chief Operating Officer
Matthew Girandola	Chief Compliance Officer

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 92332W105	13D/A	Page 7 of 12 Pages

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 11, 2016, Venus Concept Ltd., a predecessor of the Company, entered into a credit agreement as a guarantor with Health Partners LP, as administrative agent, and the Funds as lenders (as amended, restated supplemented or modified, the “Credit Agreement”), pursuant to which the Funds agreed to make certain loans to certain of Venus Concept Ltd.’s subsidiaries. On November 7, 2019, in connection with the merger between Restoration Robotics, Inc. and Venus Concept Ltd. (the “Merger”), the Company joined the Credit Agreement as a guarantor.

Prior to the Merger, the Reporting Persons acquired beneficial ownership in a series of financing transactions of certain equity and equity-linked securities of Venus Concept Ltd which, upon consummation of the Merger, automatically converted into equity securities of the Company. All of the Common Stock held directly by the Funds were acquired from the Company, or its predecessor Venus Concept Ltd., by or on behalf of the Funds using the investment capital of the Funds. The aggregate purchase price of the Common Stock held directly by the Funds was approximately $15,475,268 (excluding brokerage commissions and transaction costs).

In connection with the Credit Agreement, Venus Concept Ltd. issued three types of 10-year warrants (collectively, the “Warrants”). At the effective time of the Merger, each of the outstanding Warrants, whether or not vested, to purchase ordinary shares or preferred shares, as applicable, of Venus Concept Ltd., that was unexercised immediately prior to the effective time of the Merger was converted into a warrant to purchase shares of Common Stock. As of the date hereof, the Warrants are exercisable into 11,995 shares of Common Stock at an exercise price of $131.625 per share, at any time on or prior to expiration on December 1, 2026.

On December 9, 2020, the Funds acquired $26,695,110.54 aggregate principal amount of the Company’s the secured subordinated convertible notes (the “2020 Convertible Notes”) pursuant to a Securities Exchange and Registration Rights Agreement (the “2020 Exchange Agreement”), dated as of December 8, 2020, pursuant to which the Company repaid $42,500,000 aggregate principal amount owed under the Credit Agreement and issued the 2020 Convertible Notes to the Funds.

On October 4, 2023, the Funds entered into an Exchange Agreement (the “2023 Exchange Agreement”) pursuant to which the Funds exchanged the 2020 Convertible Notes for (i) $22,791,748.32 aggregate principal amount of the Company’s secured subordinated convertible notes (the “2023 Convertible Notes”) and (ii) 248,755 shares of the Company’s Series X Convertible Preferred Stock (the “Series X Preferred Stock”). The initial conversion rate of the 2023 Convertible Notes is 41.6666667 shares of Common Stock per $1,000 principal amount of 2023 Convertible Notes, which represents an initial conversion price of $24.00 per share of Common Stock. The conversion rate will be subject to customary adjustments upon the occurrence of certain events. Each share of Series X Preferred Stock is convertible into ten shares of Common Stock at any time at the option of the holder. From the date of issuance until December 31, 2026, each share of Series X Preferred Stock accrues a dividend at a rate of 12.5% per annum. Such dividend is payable on a quarterly basis in cash or additional shares of Series X Preferred Stock, at the Company’s election.

CUSIP NO. 92332W105	13D/A	Page 8 of 12 Pages

On May 24, 2024, the Funds entered into an Exchange Agreement (the “May 2024 Exchange Agreement”) pursuant to which the Funds exchanged $35,000,000 of senior indebtedness under that certain Loan and Security Agreement (Main Street Priority Loan), dated December 8, 2020, originally between City National Bank of Florida, as lender, and Venus Concept USA Inc., as borrower (as amended or modified from time to time, the “MSLP Loan Agreement”) for 576,986 shares of the Company’s Series Y Convertible Preferred Stock (the “Series Y Preferred Stock”).

On September 26, 2024, the Funds entered into an Exchange Agreement (the “September 2024 Exchange Agreement”) pursuant to which the Funds exchanged $15,000,000 of senior indebtedness under the MSLP Loan Agreement for 203,583 shares of Series Y Preferred Stock.

The shares of Series Y Preferred Stock issued under the May 2024 Exchange Agreement and September 2024 Exchange Agreement were priced at $60.66 and $73.68 per share, respectively (the “Issuance Price”).

Each share of Series Y Preferred Stock is convertible into 100 shares of Common Stock (i) at any time at the option of the holder or (ii) automatically upon the Company completing an equity financing for Common Stock that raises no less than $30,000,000, among other requirements. Each share of Series Y Preferred Stock carries a liquidation preference in an amount equal to the product of (i) the Issuance Price, multiplied by (ii) 2.0, which liquidation preference is senior to all other classes of outstanding capital stock. Such liquidation preference is subject to customary adjustment for any stock dividend, stock split, combination or similar recapitalization with respect to the Common Stock.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Company, the Reporting Persons have taken and intend to continue to take an active role in working with the Company’s management and the board of directors on operational, financial and strategic initiatives, including in connection with the evaluation by the Company’s board of directors of potential strategic alternatives as disclosed in the Company’s Current Report on Form 8-K filed on January 24, 2024. The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, compliance with applicable listing standards, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company and position as lender to the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management, the board of directors of the Company, stockholders or other securityholders of or lenders to the Company and other relevant parties or take other actions concerning the offering and sale of securities by the Company or other financing

CUSIP NO. 92332W105	13D/A	Page 9 of 12 Pages

transactions by the Company, any extraordinary corporate transaction (including, but not limited to, a merger, reorganization, recapitalization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Company’s business or corporate structure, changes in the Company’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

On April 23, 2024, the Funds purchased the entire outstanding principal amount of the indebtedness outstanding under the MSLP Loan Agreement (the “MSLP Loan”) from the City National Bank of Florida.

On May 3, 2024, the Reporting Persons delivered a nonbinding transaction proposal (the “Proposal”) to the Company concerning a proposed restructuring of the Company’s current debt and equity capital structure. Pursuant to the Proposal, the Reporting Persons would exchange a portion of the MSLP Loan and/or other debt instruments held by the Reporting Persons for Common Stock, in addition to entering into a new senior secured credit facility as a part of a comprehensive restructuring of the Company’s outstanding debt. As a result of the transactions contemplated by the Proposal, the Reporting Persons and their affiliates would become the majority owners of the Company’s common stock on a fully diluted basis.

The Proposal is unilateral and non-binding and, once structured and agreed upon, would be conditioned on, among other things, the negotiation and execution of definitive documentation setting forth the terms of a transaction between the Company and the Reporting Persons, as well as the Company successfully completing an equity financing and obtaining requisite stockholder consents. There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. The Reporting Persons reserve the right to withdraw the Proposal or modify the terms at any time including with respect to the amount or form of the instruments to be offered in exchange for the Company’s Common Stock. The Reporting Persons may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal filed as Exhibit 99.4 hereto and incorporated by reference herein.

On May 24, 2024 and September 26, 2024, the Company and the Reporting Persons entered into the May 2024 Exchange Agreement and September 2024 Exchange Agreement, respectively, pursuant to which the Funds exchanged a portion of the MSLP Loan for Series Y Preferred Stock.

The Company and the Reporting Persons have engaged and intend to continue to engage in discussions relating to the implementation of the transactions contemplated by the Proposal and alternatives to such transactions. While the Reporting Persons have engaged in discussions with the Company to agree the terms of the transactions contemplated by the Proposal and alternatives to such transactions, there is no certainty as to the outcome of such discussions, or as to the timing for execution of any definitive agreement. As of the date hereof, no agreement has been reached nor has any definitive documentation been entered into by the Company and the Reporting Persons with respect to the transactions contemplated by the Proposal or alternatives to such transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Reporting Persons beneficially own in the aggregate 1,785,809 shares of Common Stock, which represents approximately 20.0% of the outstanding shares of Common Stock. The shares of Common Stock shown to be beneficially owned by the Reporting Persons in this Statement exclude (i) 28,715,653 shares of Common Stock issuable upon conversion of the Series Y Preferred Stock held by Health Partners LP, (ii) 584,604 shares of Common Stock issuable upon conversion of the Series X Preferred Stock held by Health Partners LP, (iii) 403,821 shares of Common Stock issuable upon

CUSIP NO. 92332W105	13D/A	Page 10 of 12 Pages

conversion of 2023 Convertible Notes held by Health Partners LP, (iv) 48,908,866 shares of Common Stock issuable upon conversion of Series Y Preferred Stock held by Cayman Master LP, (v) 995,791 shares of Common Stock issuable upon conversion of Series X Preferred Stock held by Cayman Master LP and (vi) 687,736 shares of Common Stock issuable upon conversion of 2023 Convertible Notes held by Cayman Master LP, in each case due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 7,255,277 shares of Common Stock reported by the Company as outstanding as of August 7, 2024 in its Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, plus 432,381 shares of Common Stock issuable upon conversion of Series Y Preferred Stock, plus 1,229,393 shares of Common Stock issuable upon conversion of Series X Preferred Stock, plus 11,995 shares of Common Stock issuable upon exercise of the Warrants.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment manager for each of the Funds, and Advisors, as the general partner for each of the Funds, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

(c) Except as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The 2020 Exchange Agreement provided the Madryn Noteholders with certain registration rights related to the shares issuable upon conversion of the 2020 Convertible Notes. The description of the Exchange Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as exhibits hereto and are incorporated herein by reference. The 2023 Exchange Agreement terminated the 2020 Exchange Agreement except with respect to the aforementioned registration rights.

In connection with the 2023 Exchange Agreement, the Funds entered into a Resale Registration Rights Agreement, dated as October 4, 2023, by and among the Company and the Funds (the “2023 Registration Rights Agreement”). The 2023 Registration Rights Agreement provides the Funds with certain registration rights related to the shares issuable upon conversion of the 2023 Convertible Notes and the Series X Preferred Stock. The description of the 2023 Registration Rights Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

In connection with the 2023 Exchange Agreement, the Funds entered into a Voting Agreement, dated as of October 4, 2023, by and among the Company and the Shareholders identified therein (the “Voting Agreement”). The Voting Agreement, which was a condition of the Funds’ entering into the 2023 Exchange Agreement, requires the Shareholders identified therein to vote the securities held by the Shareholders in favor of a proposal approving the transactions contemplated by the 2023 Exchange Agreement.

CUSIP NO. 92332W105	13D/A	Page 11 of 12 Pages

In connection with the May 2024 Exchange Agreement, the Funds entered into a Resale Registration Rights Agreement, dated as May 24, 2024, by and among the Company and the Funds (the “May 2024 Registration Rights Agreement”). In connection with the September 2024 Exchange Agreement, the Funds amended and restated the May 2024 Registration Rights Agreement on September 26, 2024 (the “A&R 2024 Registration Rights Agreement”). The A&R 2024 Registration Rights Agreement provides the Funds with certain registration rights related to the shares issuable upon conversion of the Series Y Preferred Stock. The description of the A&R 2024 Registration Rights Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the common stock of the Company owned by the Funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Securities Exchange and Registration Rights Agreement, dated as of December 8, 2020 by and among the Company, Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., Madryn Health Partners, LP and the Investors signatory thereto. (Incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K filed on December 15, 2020).

Exhibit 99.2	Resale Registration Rights Agreement, dated as of October 4, 2023 by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP. (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 5, 2023).

Exhibit 99.3	Voting Agreement, dated as of October 4, 2023 by and among the Company and the Shareholders signatory thereto (Incorporated by reference to Exhibit 99.3 of Madryn’s Schedule 13D/A filed on October 12, 2023).

Exhibit 99.4	Summary of Proposed Terms, dated of May 3, 2024 (Incorporated by reference to Exhibit 99.4 of Madryn’s Schedule 13D/A filed on May 7, 2024).

Exhibit 99.5	Amended and Restated Resale Registration Rights Agreement, dated as of September 26, 2024 by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP. (Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on September 27, 2024).

CUSIP NO. 92332W105	13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 30, 2024

Madryn Asset Management, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Partners, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Partners (Cayman Master), LP.

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Advisors, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer